Update on AGM Procedure April 8, 2020, LONDON – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, provides an update on its upcoming Annual General Meeting (“AGM”), scheduled to be held at the offices of Shakespeare Martineau at 60 Gracechurch Street, London EC3V 0HR, United Kingdom at 10.30 a.m. on April 16, 2020. The Company currently plans to hold its AGM as scheduled, however given the UK Government’s present restrictions on public gatherings of more than two people, the Board requests shareholders to vote by proxy rather than attend the AGM in person. Any shareholders seeking to attend the AGM in person will be refused entry. By way of reminder, the deadline for delivery of completed proxy forms by holders of the Company’s ordinary shares is 10.30 a.m. on April 14, 2020. The equivalent deadline for proxy voting by holders of the Company’s American Depository Shares is 10 a.m. on April 9, 2020. Verona Pharma continues to review the UK Government’s restrictions and recommends that shareholders monitor the Company's website and announcements for any updates in relation to the AGM. In the event that its AGM arrangements have to change, the Company will issue a further communication via a regulatory information service. A copy of our AGM Notice and Annual Report are available on the Company’s website within the Investors section, www.veronapharma.com. -Ends- For further information, please contact: Verona Pharma plc Tel: +44 (0)20 3283 4200 Victoria Stewart, Director of Communications info@veronapharma.com N+1 Singer Tel: +44 (0)20 3283 4200 (Nominated Adviser and UK Broker) Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance) Tom Salvesen (Corporate Broking)